Exhibit 99.1

SGOCO Group, Ltd. Announces 2014 Interim Financial Results

HONG KONG, December 19, 2014 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in display products, today announced its unaudited operating results for the six months ended June 30, 2014. The Company also announced that it would report interim results on a half-year basis in the future.

2014 Interim Results Overview

The interim results of SGOCO were adversely impacted by the significant increase in competition and weak industrial growth in the Chinese display industry.

•	Interim revenues decreased 70.0% to $34.1 million in the first half of the year (“1H”), as compared to $113.8 million year-over-year.
•	Gross profit dropped 80.5% year-on-year to $1.7 million in the 1H 2014, from $8.9 million in the same period of 2013.
•	Net loss decreased to $1.6 million in 1H 2014 as compared to $5.1 million of net income year-over-year.
•	Basic and diluted loss per share was $0.09 in the 1H 2014, as compared to basic and diluted earnings per share of $0.30 in the 1H 2013.

Revenue

SGOCO’s revenue decreased year-over-year in the first half year on weak industrial growth. SGOCO’s main products are Flat panel monitors. As a result of the slow demand for Personal Computers in general and the increased demand for mobile devices, SGOCO’s sales in the display market dropped significantly. This change of users’ behavior has led to the contraction of the traditional display market and increased price competition from the Company’s peers which resulted in significant decreases in the 1H 2014 gross margins and revenues. The total revenues decreased by 70.0% to $34.1 million when compared with the 1H 2013.

Gross margin

In 1H 2014, the gross profit of the Company decreased 80.5% to $1.7 million from $8.9 million year-over-year. The overall gross margin for the 1H 2014 was 5.1%, as compared with 7.9% during the same period of 2013.

Operating loss and expenses

The Company recorded a $1.9 million operating loss in the 1H 2014, as compared to $6.7 million operating income in the 1H 2013. Operating expenses in 1H 2014 increased 65.4% to $3.7 million, compared to $2.2 million in the first six months of 2013. A significant part of the increase in operating expenses is due to the issuance of ordinary shares to the independent directors and certain employees. In January 2014, a total of 160,000 ordinary shares were issued to SGOCO’s independent directors and specific employees and vested immediately. The fair value of each share was $3.36 on the grant day and as a result, the Company recorded $537,600 in non-cash compensation expenses. In addition, the general administration expenses in SGOCO’s Hong Kong office increased due to the relocation and expansion of our Hong Kong office since late 2013, whereas no such expenses arose in 1H 2013.

Net loss and loss per share

The Company’s net loss for 1H 2014 was $1.6 million, which changed 132.2% from a net income position of $5.1 million year-over-year. The net margin experienced a loss of 4.8% in the 1H of 2014, as compared to 4.5% net profit margin during the same period of 2013. Basic and diluted loss per share was $0.09 in the 1H of 2014 based on 17,397,082 weighted average number of common shares, as compared to basic and diluted earnings per share of $0.30 based on 17,130,888 weighted average number of common shares for the 1H 2013.

Cash and working capital

SGOCO held $1.1 million cash and cash equivalents at June 30, 2014, compared to $13.4 million as of December 31, 2013. Working capital decreased to $85.9 million from $87.6 million at the end of December 31, 2013. Increasing costs of products and the Company’s significant losses are the major causes for the drop in cash flow.

SGOCO’s Outlook

In the future, we expect SGOCO to face a continuing difficult battle in the industry. In order to improve the revenue and profit, SGOCO is working hard to turn the business focus and explore more new products in the coming months. SGOCO management is also considering further restructuring of its business model, including the potential sale of the Company’s trading arm in Fujian Province, China.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Kathy Ko

Investor Relations Officer

Tel: +852 25010128

Email:ir@sgoco.com

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2014	2013
REVENUES:
Revenues	34,141	113,785

COST OF GOODS SOLD:
Cost of goods sold	32,396	104,840

GROSS PROFIT	1,745	8,945

OPERATING EXPENSES:
Selling expenses	240	556
General and administrative expenses	3,441	1,670
Total operating expenses	3,681	2,226

(LOSS) INCOME FROM OPERATIONS	(1,936)	6,719

OTHER INCOME (EXPENSES):
Interest income	338	5
Interest expense	(171)	(93)
Other income (expense), net	(8)	(61)
Change in fair value of warrant derivative liability	15	(27)
Total other income (expenses), net	174	(176)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(1,762)	6,543

PROVISION FOR INCOME TAXES	(113)	1,429
NET (LOSS) INCOME	(1,649)	5,114

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(592)	106

COMPREHENSIVE (LOSS) INCOME	(2,241)	5,220

(LOSS) EARNINGS PER SHARE:
Basic	(0.09)	0.30
Diluted	(0.09)	0.30

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,397,082	17,130,888
Diluted	17,397,082	17,130,888

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(In thousands of U.S. dollars except share and per share data)

	June 30, 2014	December 31, 2013
ASSETS	(Unaudited)
CURRENT ASSETS
Cash	1,108	13,497
Accounts receivable, net of provision for doubtful accounts of $1,437 and $98, respectively	50,439	48,063
Deferred tax assets	352	-
Notes receivable	-	1,316
Other receivables and prepayments	353	744
Inventories	6,028	7,017
Advances to suppliers	46,266	33,824
Other current assets	106	51
Total current assets	104,652	104,512

PLANT AND EQUIPMENT, NET	178	223

Total assets	104,830	104,735

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	4,063	6,734
Accounts payable, trade	6,479	2,052
Accrued liabilities	440	301
Short-term loan – shareholder	100	-
Other payables	386	394
Customer deposits	638	999
Taxes payable	6,317	6,126
Deferred tax liabilities	316	319
Total current liabilities	18,739	16,925

OTHER LIABILITIES
Warrant derivative liability	6	21
Total liabilities	18,745	16,946

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,414,861 and 17,660,356 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	18	18
Paid-in-capital	25,589	25,052
Statutory reserves	809	809
Retained earnings	59,431	61,080
Accumulated other comprehensive income	238	830
Total shareholders' equity	86,085	87,789
Total liabilities and shareholder’s equity	104,830	104,735

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Unaudited)(In thousands of U.S. dollars)

	June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(1,649)	5,114
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation and amortization	41	37
Bad debt provision	1,339	105
Change in fair value of warrant derivative liability	(15)	27
Share-based compensation expenses	538	224
Change in operating assets – (increase) decrease
Accounts receivable, trade	(3,969)	(17,469)
Deferred tax assets	(353)	-
Other receivables	385	(2,467)
Notes Receivable	1,316	-
Inventories	928	(10,475)
Advances to suppliers	(12,782)	1,592
Other current assets	(53)	(35)
Change in operating liabilities – increase (decrease)
Accounts payables, trade	4,457	22,956
Other payables and accrued liabilities	138	111
Customer deposits	(354)	1,476
Taxes payable	247	415
Net cash (used in) provided by operating activities	(9,785)	1,611

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	(15)
Net cash used in investing activities	-	(15)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	-	804
Payments on short-term loan	(2,617)	-
Proceeds from shareholder loan	100	-
Net cash (used in) provided by financing activities	(2,517)	804

EFFECT OF EXCHANGE RATE ON CASH	(87)	208

(DECREASE) INCREASE IN CASH	(12,389)	2,608

CASH, beginning of period	13,497	11,548

CASH, end of period	1,108	14,156

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	171	93
Cash paid for income taxes	43	900